UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This report on Form 6-K and the attached Exhibits 99.1 and 99.2 are incorporated by reference into the Company’s registration statement on Form F-3 (SEC File No. 333-286651) and Form S-8 (SEC File No. 333-283728), as amended, and into each prospectus and prospectus supplement under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release - Lucas GC Limited Announces Effective Date of Share Consolidation
99.2	Amended and Restated Memorandum and Articles of Association of Lucas GC Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2026

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors